EXHIBIT 21

                   Subsidiaries of Network Event Theater, Inc.
                              (as of June 30, 1997)

American Passage Media, Inc. (a wholly owned subsidiary of the Company) Campus Voice, L.L.C. (a wholly owned subsidiary of the Company)
Pik:Nik Media, LLC (a wholly owned subsidiary of the Company)
Beyond the Wall (a division of the Company)